Exhibit 99.1

Engine Gaming & Media, Inc. Announces Participation in LD Micro Main Event XV Conference

NEW YORK, NY / ACCESSWIRE / October 12, 2022 - Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced management’s participation in the LD Micro Main Event XV conference being held from October 25-27, 2022 at the Luxe Sunset Boulevard Hotel in Bel Air, California.

The Company’s Executive Chairman, Tom Rogers, and Chief Executive Officer, Lou Schwartz, will be available for in person one-on-one meetings with investors and will be giving a presentation on Tuesday, October 25th at 9:30 AM pacific time. Interested parties can register for and view the webcast of the presentation here. To schedule a meeting with Engine’s management, please contact your conference representative or you may also email your request to GAME@mzgroup.us.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Company Contact:

Lou Schwartz

Main: 647-725-7765

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us